Exhibit 77(i)

Terms of New or Amended Securities

1.	On March 3, 2011, the Board of Trustees (the “Board”) of ING Senior Income Fund (the “Fund”) approved renewing the waiver of the entire service fee of 0.25% payable to ING Investments Distributor, LLC under the Service and Distribution Plan for Class B Shares of the Fund. The waiver is effective through July 1, 2012.

2.	On May 19, 2011, the Board approved the establishment of Class R shares on behalf of the Fund. Class R shares are subject to a 0.25% shareholder service fee, as well as a 0.25% distribution fee, in each case computed based upon a Fund’s average daily net assets. Class R shares are sold without a front-end load and are subject to a contingent deferred sales charge (“CDSC”).